Exhibit 99.1

Golden Heaven Group Holdings Ltd. Announces Financial Results for the First Half of Fiscal Year 2025

NANPING, China, July 11, 2025 /PRNewswire/ – Golden Heaven Group Holdings Ltd. (“Golden Heaven” or the “Company”) (Nasdaq: GDHG), an amusement park rental operator in China, today announced its unaudited financial results for the six months ended March 31, 2025 (“First Half 2025”).

First Half 2025 Financial Highlights

Revenue

	Six months ended March 31, 2025	Six months ended March 31, 2024	Change	Change (%)
Sales of in-park recreation	$3,002,622	$12,795,422	$(9,792,800)	(76.53)%
Rental income	$5,155,339	$1,028,891	$4,126,448	401.06%
Total revenue	$8,157,961	$13,824,313	$(5,666,352)	(40.99)%

Our revenue is derived from sales of in-park recreation and rental income. The total revenue decreased by $5,666,352, or 40.99%, from $13,824,313 for the six months ended March 31, 2024 to $8,157,961 for the six months ended March 31, 2025.

Our revenue from each of our revenue segments is summarized as follows:

For the six months ended March 31, 2025:

	Sales of in-park recreation	Rental income	Total
Reportable segment revenue	$3,002,622	$5,155,339	$8,157,961
Inter-segment loss	$—	$—	$—
Revenue from external customers	$3,002,622	$5,155,339	$8,157,961
Segment gross profit	$353,262	$2,864,272	$3,217,534
Gross margin	11.77%	55.56%	39.44%

For the six months ended March 31, 2024:

	Sales of in-park recreation	Rental income	Total
Reportable segment revenue	$12,795,422	$1,028,891	$13,824,313
Inter-segment loss	—	—	—
Revenue from external customers	$12,795,422	$1,028,891	$13,824,313
Segment gross profit	$6,153,099	$1,028,891	$7,181,990
Gross margin	48.09%	100.00%	51.95%

Sales of in-park recreation

For the six months ended March 31, 2025, revenue from sales of in-park recreation decreased by $9,792,800 compared to the same period in 2024. Such decrease was mainly because all the amusement parks were leased to third-party operators in November and December 2024. The Company transitioned from amusement park operator to amusement park lessor.

Rental income

For the six months ended March 31, 2025, rental income increased by $4,126,448 compared to the same period in 2024. Such increase was mainly because the rental payment from all the amusement parks were leased to third-party. Tongling Amusement Parks leased to third-party on November 12, 2024 to November 11, 2034 and the rental payment is RMB30.00 million per year. Qujing Amusement Parks leased to third-party on December 23, 2024 to December 22, 2034 and the rental payment is RMB7.00 million per year. Yueyang Amusement Parks leased to third-party on November 12, 2024 to November 11, 2034 and the rental payment is RMB20.00 million per year. Yuxi Amusement Parks leased to third-party on December 23, 2024 to December 22, 2034 and the rental payment is RMB22.00 million per year. Changde Amusement Parks leased to third-party on December 23, 2024 to December 22, 2034 and the rental payment is RMB23.00 million per year The rent shall increase annually by 2% starting from the second year.

Cost of Revenue

Our cost of revenue decreased by $1,701,896, or 25.62%, from $6,642,323 for the six months ended March 31, 2024 to $4,940,427 for the six months ended March 31, 2025. The decrease in costs of revenue was mainly due to reduction in maintenance and utility costs, depreciation, utilities and salary.

Gross Profit

For the six months ended March 31, 2025, gross profit decreased by approximately $3,964,456 compared to the same period in 2024, primarily because all the amusement parks were leased to third-party operators in November and December 2024.

The gross profit margin decreased from 51.95% for the six months ended March 31, 2024 to 39.44% for the six months ended March 31, 2025. No sales of in-park recreation revenue from January to March 2025 and the Company’s business model has changed, and the amusement park has been leased to the same third party, resulting in  associated costs in 2025.

Operating Expenses

Our total operating expenses increased by $9,538,269, or 260.53%, from $3,661,056 for the six months ended March 31, 2024 to $ 13,199,325 for the six months ended March 31, 2025. This increase was mainly attributable to an increase of approximately $9.86 million in general and administrative expenses, or G&A expenses. The increase in G&A expenses during this period was primarily attributable to share-based compensation expenses recognized in connection with the grant of 5,000,000 Class A Ordinary Shares priced at $1.87 per share on December 10, 2024. The Company recorded an expense of $9.35 million in the six months ended 2025.

Other (expense) income, net

Our other expense, net was $84,769 for the six months ended March 31, 2025, compared to other income, net of $471,566 for the six months ended March 31, 2024. This was primarily attributable to (i) a decrease in gain on disposal of property, plant and equipment due to disposal of fixed assets for Mangshi in 2024. (ii) a decrease primarily reflects the shorter recognition period for forfeited recharge balances in the current year, as the amusement park operations ceased around January 2025.

Income tax expense

Our income tax expense decreased by $879,792, or 60.74%, from $1,448,480 for the six months ended March 31, 2024 to $568,688 for the six months ended March 31, 2025. We are subject to the standard income tax rate of 25% under the PRC tax laws.

Net income/(loss)

Our net loss was $10,635,248 for the six months ended March 31, 2025, compared to net income of $2,544,020 for the six months ended March 31, 2024. It was due to share-based compensation expenses recognized in connection with the grant of 5,000,000 Class A Ordinary Shares priced at $1.87 per share on December 10, 2024. Excluding $9.35 million of share based expenses, the Company reported a net loss $1.29 million.

Liquidity

As of March 31, 2025, we had cash and cash equivalents of approximately $67.77 million. Our working capital has historically been generated from our operating cash flows, advances from our customers and loans from bank facilities. Our working capital of approximately $87.07 million and total shareholders’ equity of approximately $113.70 million, compared to cash and cash equivalents of approximately $19.83 million, working capital of approximately $54.80 million and total shareholders’ equity of approximately $83.72 million, respectively, as of September 30, 2024.

Recent Developments

Three putative class action lawsuits were filed on December 8, 2023, December 19, 2023 and January 17, 2024 by certain shareholders against the Company, our then Chief Executive Officer, Qiong Jin, our then Chief Financial Officer, Jinguang Gong and our independent directors in the Supreme Court of the State of New York (Case No. 161978/2023) (“New York Supreme Court Matter”) and United States District Court for the Central District of California (Case No. 2:23-cv-10619-HDV-SK and Case No. 2:24-cv-00423-SVW-AJR). The above three complaints filed in United States District Court for the Central District of California on behalf of persons or entities who purchased or otherwise acquired publicly traded securities of the Company during the class period assert claims that plaintiffs were economically damaged, and generally allege that the referenced defendants violated sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder, by making allegedly false and misleading statements regarding, among other matters, the Company’s business operations, management, financial condition and prospects. Plaintiffs in the matter filed in the United States District Court for the Central District of California filed motion to consolidate the two matters and appoint lead plaintiff and lead counsel. The Court held a hearing on the motions on April 11, 2024, consolidated the actions, appointed Rahul Patange (“Patange”) as Lead Plaintiff in the consolidated action, and Pomerantz LLP as lead counsel. The consolidated action will now proceed under the Case No. 2:23-cv-10619-HDV-SK (“Central District of California Matter”). The Lead Plaintiff filed an amended complaint on July 16, 2024. The above complaint filed in the Supreme Court of the State of New York on behalf of persons or entities who purchased or otherwise acquired publicly traded securities of the Company during the class period asserts claims that the plaintiffs were economically damaged, and generally alleges that the defendants violated sections 11 and 15 of the Securities Exchange Act of 1933, as amended, by making allegedly inaccurate, untrue and misleading statements regarding, among other matters, the Company’s business operations, management, financial condition and prospects. Plaintiffs amended the Supreme Court of the State of New York complaint on February 14, 2024. On April 15, 2024, Revere Securities, LLC and R.L. Lafferty & Co. (collectively, the “Underwriter Defendants”) filed a cross-claim in the New York matter against the Company for indemnification pursuant to the Underwriter Agreement dated, April 11, 2023. The Company is actively conducting a legal internal investigation pertaining to the allegations presented in these complaints. As of the date of this prospectus, the Company has filed an answer to the Supreme Court of the State of New York amended complaint and the Underwriter Defendants’ cross-claims. The Company strongly denies any wrongdoing, and intends to continue to vigorously defend both the New York Supreme Court Matter and the Central District of California Matter. Since the lawsuits are still in the preliminary stage, the Company is currently unable to estimate the potential outcome, if any, associated with the resolution of the lawsuits.

On November 12, 2024, Tongling Jinsheng Amusement Investment Co., Ltd., an operating entity of the Company, entered into a lease agreement with Fuzhou Yibang Amusement Park Co., LTD (“Fuzhou Yibang”) to lease the entirety of Tongling West Lake Amusement World, one of the Company’s amusement parks, to Fuzhou Yibang for a term of 10 years. The annual rent is set at RMB30 million, to be paid quarterly, and will increase by 2% annually beginning the second year of the lease terms and for each year thereafter. On the same day, Yueyang Jinsheng Amusement Development Co., Ltd., an operating entity of the Company, entered into a lease agreement with Fuzhou Yibang to lease the entirety of Yueyang Amusement World, one of the Company’s amusement parks (together with Tongling West Lake Amusement World, the “Parks”), to Fuzhou Yibang for a term of 10 years. The annual rent is set at RMB20 million, to be paid quarterly, and will increase by 2% annually beginning the second year of the lease term and for each year thereafter. Fuzhou Yibang has undertaken to use the Parks only for legal amusement business activities and not to change the use of the Parks. The Company believes that by leasing of the Parks, it can reduce operational costs and risks, improve asset utilization, and enhance the stability of cash flows, creating favorable conditions for sustainable development.

On December 24, 2024, the Company entered into a series of long-term lease agreements with Fuzhou Yibang. Yuxi Jinsheng Amusement Development Co., Ltd., an operating entity of the Company, entered into a lease agreement with Fuzhou Yibang to lease the entirety of Yunnan Yuxi Jinsheng Amusement Park, located in Yuxi City, Yunnan Province, China, one of the Company’s amusement parks, to Fuzhou Yibang for a term of 10 years. The annual rent for the first year is set at RMB22 million, to be paid quarterly, and will increase by 2% annually beginning the second year of the lease terms and for each year thereafter. Changde Jinsheng Amusement Development Co., Ltd., an operating entity of the Company, entered into a lease agreement with Fuzhou Yibang to lease the entirety of Changde Jinsheng Amusement Park, located in Changde City, Hunan Province, China, one of the Company’s amusement parks, to Fuzhou Yibang for a term of 10 years. The annual rent for the first year is set at RMB23 million, to be paid quarterly, and will increase by 2% annually beginning the second year of the lease terms and for each year thereafter. Qujing Jinsheng Amusement Investment Co., Ltd., an operating entity of the Company, entered into a lease agreement with Fuzhou Yibang to lease the entirety of Qujing Jinsheng Amusement Park, located in Yujing City, Yunnan Province, China, one of the Company’s amusement parks, to Fuzhou Yibang for a term of 10 years. The annual rent for the first year is set at RMB7 million, to be paid quarterly, and will increase by 2% annually beginning the second year of the lease terms and for each year thereafter. Fuzhou Yibang has undertaken to use all three amusement parks only for legal amusement business activities and not to change their use. The Company believes that by leasing of the three amusement parks to Fuzhou Yibang, it can reduce operational costs and risks, improve asset utilization, and enhance the stability of cash flows, creating favorable conditions for sustainable development.

On January 8, 2025, the Company, through Nanping Golden Heaven Amusement Park Management Co., Ltd. (the “Nanping Golden Heaven”), a subsidiary of the Company, signed a long-term service agreement (the “Service Agreement”) with Fuzhou Yibang. Pursuant to the Service Agreement, Nanping Golden Heaven will provide a fully integrated amusement park management software suite to Fuzhou Yibang, including ticket sales, membership management, event planning, data analytics, and custom modules. Additionally, Nanping Golden Heaven will offer three years of maintenance services to Nanping Golden Heaven, including trouble-solving, system optimization and ongoing support. In consideration of the services, Fuzhou Yibang agrees to pay a service fee of RMB 15 million (approximately US$2.1 million) to Nanping Golden Heaven.

On March 6, 2025, Mr. Michael John Viotto resigned as an independent director, effectively immediately. His resignation was due to personal reasons, and was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company. Before his resignation, Mr. Michael John Viotto served as the chairperson of our nominating and corporate governance committee and a member of our audit committee and compensation committee.

On March 14, 2025, after market analysis, the Company announced that it decided not to continue its previously announced project of Wenhe Sanwan Park located in Yangzhou City, Jiangsu Province, China, and is in the process of completing closing logistics. The Company has recovered the amount previously invested. The Company aims to optimize its project pipeline to capture more promising market opportunities that better align with the Company’s long-term growth vision.

On April 22, 2025, the Company’s shareholders approved (1) the increase of the Company’s authorized share capital from US$10,030,000 divided into: (i) 2,000,000,000 Class A Ordinary Shares of par value of US$0.005 each, and (ii) 6,000,000 Class B Ordinary Shares of par value of US$0.005 each, to US$200,600,000 divided into 40,000,000,000 Class A Ordinary Shares of US$0.005 par value each and 120,000,000 Class B Ordinary Shares of US$0.005 par value each (the “Share Capital Increase”); and (2) upon completion of the Share Capital Increase, the Company’s authorized share capital of US$200,600,000 divided into 40,000,000,000 Class A Ordinary Shares of US$0.005 par value each and 120,000,000 Class B Ordinary Shares of US$0.005 par value each, be consolidated by consolidating each 250 Shares of the Company, or such lesser whole share amount as the Board may determine in its sole discretion, such amount not to be less than 2, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”). On April 23, 2025, the Board passed the resolutions that the authorised, issued and outstanding Shares shall be consolidated on a 25 for 1 ratio, which shall have the effect of reducing the number of: (i) authorized Class A ordinary shares from 40,000,000,000 Class A ordinary shares with a par value of US$0.005 per share to 1,600,000,000 Class A ordinary shares with a par value of US$0.125 per share; (ii) authorized Class B ordinary shares from 120,000,000 Class B ordinary shares with a par value of US$0.005 per share to 4,800,000 Class B ordinary shares with a par value of US$0.125 per share. The Share Consolidation was effective on May 9, 2025.

About Golden Heaven Group Holdings Ltd.

The Company is an offshore holding company incorporated in the Cayman Islands with no material operations of its own. Through its Chinese operating entities, the Company manages and operates amusement parks, water parks and complementary recreational facilities. The parks offer a broad selection of exhilarating and recreational experiences, including both thrilling and family-friendly rides, water attractions, gourmet festivals, circus performances, and high-tech facilities. For more information, please visit the Company’s website at https://ir.jsyoule.com/.

Forward-Looking Statements

This press release contains “forward-looking statements”. Forward-looking statements reflect our current view about future events. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Golden Heaven Group Holdings Ltd.

Email: group@jsyoule.com

Ascent Investors Relations LLC

Phone: +1-646-932-7242

Email: investors@ascent-ir.com

GOLDEN HEAVEN GROUP HOLDING LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	September 30,
	2025 (Unaudited)	2024 (Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$67,769,053	$19,830,128
Accounts receivable	109,127	—
Amount due from related party	130,093	—
Other receivables	44,116	514,010
Other current assets	23,254,728	40,273,708
TOTAL CURRENT ASSETS	$91,307,117	$60,617,846

NON-CURRENT ASSETS
Property, plant and equipment, net	$26,147,764	$28,612,940
Right of use assets	8,619,989	9,262,875
Other non-current assets	59,346	60,793
TOTAL NON-CURRENT ASSETS	34,827,099	37,936,608
TOTAL ASSETS	$126,134,216	$98,554,454

LIABILITIES
CURRENT LIABILITIES
Accrued expenses and other payables	$2,569,559	$2,866,355
Tax payable	489,045	449,285
Amount due to related party	51,215	—
Advances from customers	153,242	1,471,227
Loan payables	193,503	198,219
Lease liability-current	783,288	836,591
TOTAL CURRENT LIABILITIES	$4,239,852	$5,821,677

NON-CURRENT LIABILITIES
Amount due to related party	$—	$5,000
Other non-current liabilities	—	243,314
Lease liability-non-current	8,191,855	8,768,845
TOTAL NON-CURRENT LIABILITIES	8,191,855	9,017,159
TOTAL LIABILITIES	$12,431,707	$14,838,836

STOCKHOLDER’S EQUITY
Golden Heaven Group Holdings Ltd., Stockholders’ equity
*Class A ordinary shares, $0.125 par value; 1,600,000,000 shares authorized; 1,372,944 shares and 156,944 shares issued as of March 31, 2025 and September 30, 2024, respectively	171,618	19,618
*Class B ordinary shares, $0.125 par value; 4,800,000 shares authorized; 8,000 shares and 8,000 shares issued as of March 31, 2025 and September 30, 2024, respectively	1,000	1,000
Additional paid-in capital	70,590,096	28,707,696
Statutory reserve	3,488,991	3,488,991
Retained earnings	43,101,443	53,736,691
Accumulated other comprehensive loss	(3,650,639)	(2,238,378)
Total stockholders’ equity	113,702,509	83,715,618
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$126,134,216	$98,554,454

*	On April 22, 2025, the Company’s shareholders approved (1) the increase of the Company’s authorized share capital from US$10,030,000 divided into: (i) 2,000,000,000 Class A Ordinary Shares of par value of US$0.005 each, and (ii) 6,000,000 Class B Ordinary Shares of par value of US$0.005 each, to US$200,600,000 divided into 40,000,000,000 Class A Ordinary Shares of US$0.005 par value each and 120,000,000 Class B Ordinary Shares of US$0.005 par value each (the “Share Capital Increase”); and (2) upon completion of the Share Capital Increase, the Company’s authorized share capital of US$200,600,000 divided into 40,000,000,000 Class A Ordinary Shares of US$0.005 par value each and 120,000,000 Class B Ordinary Shares of US$0.005 par value each, be consolidated by consolidating each 250 Shares of the Company, or such lesser whole share amount as the Board may determine in its sole discretion, such amount not to be less than 2, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”). On April 23, 2025, the Board passed the resolutions that the authorised, issued and outstanding Shares shall be consolidated on a 25 for 1 ratio, which shall have the effect of reducing the number of: (i) authorized Class A ordinary shares from 40,000,000,000 Class A ordinary shares with a par value of US$0.005 per share to 1,600,000,000 Class A ordinary shares with a par value of US$0.125 per share; (ii) authorized Class B ordinary shares from 120,000,000 Class B ordinary shares with a par value of US$0.005 per share to 4,800,000 Class B ordinary shares with a par value of US$0.125 per share. The Share Consolidation was effective on May 9, 2025.

GOLDEN HEAVEN GROUP HOLDING LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME (LOSS)
(Unaudited)

	Six Months Ended March 31,
	2025	2024
Revenue	$8,157,961	$13,824,313
Cost of revenue	4,940,427	6,642,323
Gross profit	3,217,534	7,181,990

Operating Expenses
General and administrative expenses	11,688,502	1,832,855
Selling expenses	1,510,823	1,828,201
Total operating expenses	13,199,325	3,661,056
(Loss) Income from operations	(9,981,791)	3,520,934

Other (expenses) income
Interest income	13,509	2,556
Interest expenses	(8,338)	(3,474)
Gain on disposal of property, plant and equipment	2,571	226,077
Other (expenses) income, net	(92,511)	246,407
Total other (expenses) income	(84,769)	471,566

(Loss) Income before income tax	(10,066,560)	3,992,500
Income tax expense	(568,688)	(1,448,480)
Net (Loss) Income	$(10,635,248)	$2,544,020

Other comprehensive income
Net (loss) income	$(10,635,248)	$2,544,020
Foreign currency translation	(1,412,261)	696,040
Comprehensive income (loss)	(12,047,509)	3,240,060
(Loss) Earnings per share	$(40.73)	$61.52
Weighted average number of ordinary shares*	261,106	41,350

*	On April 22, 2025, the Company’s shareholders approved (1) the increase of the Company’s authorized share capital from US$10,030,000 divided into: (i) 2,000,000,000 Class A Ordinary Shares of par value of US$0.005 each, and (ii) 6,000,000 Class B Ordinary Shares of par value of US$0.005 each, to US$200,600,000 divided into 40,000,000,000 Class A Ordinary Shares of US$0.005 par value each and 120,000,000 Class B Ordinary Shares of US$0.005 par value each (the “Share Capital Increase”); and (2) upon completion of the Share Capital Increase, the Company’s authorized share capital of US$200,600,000 divided into 40,000,000,000 Class A Ordinary Shares of US$0.005 par value each and 120,000,000 Class B Ordinary Shares of US$0.005 par value each, be consolidated by consolidating each 250 Shares of the Company, or such lesser whole share amount as the Board may determine in its sole discretion, such amount not to be less than 2, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”). On April 23, 2025, the Board passed the resolutions that the authorised, issued and outstanding Shares shall be consolidated on a 25 for 1 ratio, which shall have the effect of reducing the number of: (i) authorized Class A ordinary shares from 40,000,000,000 Class A ordinary shares with a par value of US$0.005 per share to 1,600,000,000 Class A ordinary shares with a par value of US$0.125 per share; (ii) authorized Class B ordinary shares from 120,000,000 Class B ordinary shares with a par value of US$0.005 per share to 4,800,000 Class B ordinary shares with a par value of US$0.125 per share. The Share Consolidation was effective on May 9, 2025.

GOLDEN HEAVEN GROUP HOLDING LTD.
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Unaudited)

Six months ended September 30, 2024

	Ordinary shares*			Additional paid-in	Statutory	Retained	Accumulative other comprehensive
	Class A	Class B	Amount	capital	reserve	Earnings	loss	Total

Balance at September 30, 2023	33,400	8,000	$5,175	$6,189,739	$3,462,673	55,559,561	$(4,166,390)	$61,050,758
Net income	—	—	—	—	—	2,544,020	—	2,544,020
Foreign currency translation	—	—	—	—	—	—	696,040	696,040
Balance at September 30, 2024	33,400	8,000	$5,175	$6,189,739	$3,462,673	$58,103,581	$(3,470,350)	$64,290,818

Six months ended March 31, 2025

	Ordinary shares*			Additional paid-in	Statutory	Retained	Accumulative other comprehensive
	Class A	Class B	Amount	capital	reserve	Earnings	loss	Total

Balance at September 30, 2024	156,944	8,000	$20,618	$28,707,696	$3,488,991	$53,736,691	$(2,238,378)	$83,715,618
Issuance of common stocks-cash	800,000	—	100,000	25,100,000	—	—	—	25,200,000
Exercise of common stock warrants	216,000	—	27,000	7,457,400	—	—	—	7,484,400
Share-based payments-omnibus equity plan	200,000	—	25,000	9,325,000	—	—	—	9,350,000
Net loss	—	—	—	—	—	(10,635,248)	—	(10,635,248)
Foreign currency translation	—	—	—	—	—	—	(1,412,261)	(1,412,261)
Balance at March 31, 2025	1,372,944	8,000	$172,618	$70,590,096	$3,488,991	$43,101,443	$(3,650,639)	$113,702,509

*	On April 22, 2025, the Company’s shareholders approved (1) the increase of the Company’s authorized share capital from US$10,030,000 divided into: (i) 2,000,000,000 Class A Ordinary Shares of par value of US$0.005 each, and (ii) 6,000,000 Class B Ordinary Shares of par value of US$0.005 each, to US$200,600,000 divided into 40,000,000,000 Class A Ordinary Shares of US$0.005 par value each and 120,000,000 Class B Ordinary Shares of US$0.005 par value each (the “Share Capital Increase”); and (2) upon completion of the Share Capital Increase, the Company’s authorized share capital of US$200,600,000 divided into 40,000,000,000 Class A Ordinary Shares of US$0.005 par value each and 120,000,000 Class B Ordinary Shares of US$0.005 par value each, be consolidated by consolidating each 250 Shares of the Company, or such lesser whole share amount as the Board may determine in its sole discretion, such amount not to be less than 2, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”). On April 23, 2025, the Board passed the resolutions that the authorised, issued and outstanding Shares shall be consolidated on a 25 for 1 ratio, which shall have the effect of reducing the number of: (i) authorized Class A ordinary shares from 40,000,000,000 Class A ordinary shares with a par value of US$0.005 per share to 1,600,000,000 Class A ordinary shares with a par value of US$0.125 per share; (ii) authorized Class B ordinary shares from 120,000,000 Class B ordinary shares with a par value of US$0.005 per share to 4,800,000 Class B ordinary shares with a par value of US$0.125 per share. The Share Consolidation was effective on May 9, 2025.

GOLDEN HEAVEN GROUP HOLDING LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Six Months Ended March 31,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(10,635,248)	$2,544,020
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	2,308,313	1,897,125
Gain on disposal of property, plant and equipment	(2,571)	(226,077)
Share-based payments	9,350,000	—
Changes in operating assets and liabilities
Accounts receivable	(109,127)	—
Other receivables	(122,487)	(2,808)
Advances to suppliers and other current assets	17,018,980	1,491,311
Operating lease assets and liabilities	12,593	(3,589,395)
Accrued expenses and other payables	(477,007)	(1,926)
Advances from customers	(1,284,359)	(3,029,512)
Net cash (used in) operating activities	15,416,201	(911,646)

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	—	(13,228)
Proceeds from disposal of equipment	201,740	1,042,988
Net cash provided by investing activities	201,740	1,029,760

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of amounts due to related parties	(83,878)	(127,249)
Proceeds from the issuance of common stock, net of issuance costs	32,684,400	—
Proceeds from loan payable	—	54,705
Net cash provided by (used in) financing activities	32,600,522	(72,544)
Effect of change in exchange rate	(279,538)	(162,061)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	47,938,925	(116,491)
Cash and cash equivalents, beginning of period	19,830,128	245,908
Cash and cash equivalents, end of period	$67,769,053	$129,417

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest expense	8,338	3,474
Cash paid for income tax	558,403	1,123,505